Exhibit 5.2

KANSAS CITY SOUTHERN DE MÉXICO	www.kcsouthern.com
MONTES URALES NO. 625, COL. LOMAS DE CHAPULTEPEC C.P. 11000, MÉXICO D.F.

June 16, 2011

Kansas City Southern de México, S.A. de C.V.

Montes Urales 625, Lomas de Chapultepec

11000, México, D.F.

Mexico

Ladies and Gentlemen:

This opinion is issued in connection with the registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) of $185,000,000 principal amount of 6.625% Senior Notes due 2020 (the “Exchange Notes) of Kansas City Southern de México, S.A. de C.V., a variable capital stock company (sociedad anónima de capital variable) organized under the laws of the United Mexican States (“Mexico”) (the “Company”), to be offered in exchange for outstanding unregistered $185,000,000 principal amount of 6.625% Senior Notes due 2020 (the “Outstanding Notes”).

The Outstanding Notes have been, and the Exchange Notes will be, issued pursuant to an Indenture dated as of December 20, 2010 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee and paying agent. I, as Senior Associate General Counsel & Alternate Corporate Secretary of the Company, have examined such corporate records, certificates and other documents, and such questions of Mexican law, as I have considered necessary or appropriate for purposes of this opinion.

In making the aforesaid examinations, I have assumed the genuineness of all signatures and the conformity to original documents of all copies furnished to me as originals or copies.

Based upon the foregoing and subject to the assumptions and qualifications set forth herein, it is my opinion that, (1) the Company has been duly organized and is validly existing under the laws of Mexico, (2) the Indenture has been duly authorized, executed and delivered by the Company, (3) the issuance of the Exchange Notes has been duly authorized by all necessary corporate action by the Company, and (4) when the Exchange notes have been executed and delivered by the Company, and authenticated by the Trustee pursuant to the terms of the Indenture, the Exchange Notes will be validly issued, duly executed and delivered by the Company, subject to the effects of (i) bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance, concurso mercantil and other laws relating to or affecting the rights of secured or unsecured creditors generally (or affecting the rights of only creditors of specific types of debtors), and (ii) the application of general principles of equity (regardless of whether enforcement is considered in proceedings at law or in equity).

The foregoing opinion is limited to the laws of Mexico and does not purport to express any opinion on the laws of any other jurisdiction.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference of my position and this opinion under the heading “Legal Matters” in the prospectus comprising a part of such Registration Statement and any amendment thereto. In giving such consent, I do not hereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

By:	/s/ Edgar Aguileta Gutierrez
Edgar Aguileta Gutierrez Senior Associate General Counsel & Alternate Corporate Secretary